March 25, 2009

Via U.S. Mail and Facsimile

Scott Goodreau, Esq.
SVP, General Counsel
Specialty Underwriters' Alliance, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Re: Specialty Underwriters' Alliance, Inc.
Preliminary Proxy Statement on Schedule 14A filed March 19, 2009
File No. 000-50891

Dear Mr. Goodreau:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. You disclose on the front cover page of the proxy statement that stockholders can obtain your proxy materials from your website www.suainsurance.com. Please revise your materials to provide all of the information required in a Notice of Internet Availability of Proxy Materials pursuant to paragraphs (d) and (n)(4) of Exchange Act Rule 14a-16. For example, as required by 14a-16(d)(1), please include in the proxy statement itself a prominent legend in bold-face type that states "Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 5, 2009." In addition, the legend on the proxy card itself does not appear more prominent than the rest of the bold-face type language on the first page of the proxy card.

2. Please confirm that you have included all the information required by Item 5(b) of Schedule 14A in your proxy statement, or advise. For example, it does not appear that the disclosure required by Item 5(b)(vi) has been provided.

Questions and Answers about the Proxy Materials…, page 1

What's the cost of soliciting proxies…, page 5

3. Please clarify the class or classes of employees that may be employed in the solicitation of proxies and the manner and nature of their employment for such solicitation. See Item 4(b)(2) of Schedule 14A.

4. We note that you may solicit proxies personally or by telephone. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Proposal One: Election of Directors, page 7

5. We note that you may introduce substitute director nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that if any of the nominees should decline or be unable to serve as director, the shares represented by the white proxy card will be voted for the substitute nominees. Please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1) and Item 7 of Schedule 14A.

6. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of Robert Dean, Paul Philip and Robert Whitehead.

Form of Proxy Card

7. Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please contact the undersigned at (202) 551-3575. If you require additional assistance you may contact Perry Hindin, Special Counsel with the Office of Mergers & Acquisitions at (202) 551-3444 or, in his absence Nicholas Panos, Senior Special Counsel with the Office of Mergers & Acquisitions at (202) 551-3266.

Sincerely,

Jennifer Riegel
Attorney-Advisor

cc: Christopher J. Doyle
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038